SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

LG.Philips LCD To Consider Investement in New TFT-LCD Module Factory

in Eastern Europe

Global Manufacturing Footprint Important to Maintaining Leadership in Rapidly Growing

Flat-Screen Industry

LG.Philips LCD (NYSE: LPL, KRX: 034220), one of the world’s leading TFT-LCD manufacturers, said today that it is considering setting up a new TFT-LCD module factory in Eastern Europe.

The company is currently looking at several countries in the region, including Poland, as potential sites for a new factory. Further announcements will be made in due course, once a final agreement is reached.

LG.Philips LCD restated the company’s strategy to optimize its global manufacturing processes. As part of this strategy, and seeing the growing international demand for LCD TV products, it is currently reviewing plans to build a TFT-LCD module factory in Eastern Europe.

LG.Philips LCD believes that having a manufacturing site in Eastern Europe will sustain its leading status in the LCD industry and allow for a smarter, more efficient and more cost effective manufacturing processes.

The TFT-LCD module factory is a “back-end” processing facility. LG.Philips LCD has similar TFT-LCD module factories in Gumi, Korea and Nanjing, China and is currently constructing a module factory in the Paju Display Cluster in Gyeonggi-do, Korea, as part of one of the world’s largest 7th generation TFT-LCD panel manufacturing facilities, which will commence mass production in the first half of 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: August 26, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/ President & Chief Financial Officer